February 24, 2025

Suk Yee Kwan
Chief Executive Officer
Happy City Holdings Ltd
30 Cecil Street
#19-08 Prudential Tower
Singapore

       Re: Happy City Holdings Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 27, 2025
           CIK No. 0002046656
Dear Suk Yee Kwan:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 31, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted January 27, 2025
Prospectus Summary, page 1

1. We note your amended disclosure in response to prior comment 6. Please revise to highlight that you have a limited operating history.
Use of Proceeds, page 49

2. We note your response to prior comment 14. Please revise here to clarify that you are not acquiring any assets or financing the acquisition of other businesses in connection with your business expansion in Hong Kong and Southeast Asia.
 February 24, 2025
Page 2

        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Cara Wirth at 202-551-7127 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Jason Ye